Micromem Technologies Inc. Appoints Dr. Cynthia Kuper as Acting Chief Technology Officer

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 57,863,437 (as of October 7, 2004)
SEC File No: 0-26005

(Toronto, Ontario: October 7, 2004) - Micromem Technologies Inc. ("Micromem"), a company engaged in the research and development of Magnetic Random Access Memory (MRAM), today announced that it has signed an agreement with K1 Consulting to engage Dr. Cynthia Kuper as Acting Chief Technology Officer for the Company.

"We're excited to welcome Dr. Kuper to the Micromem Technologies team," said Joseph Fuda, President and CEO of Micromem. "Her vast experience in emerging technology will provide Micromem with the vision and direction required to advance the Company to the next level."

In her role as Acting CTO, Dr. Kuper's key responsibilities include the development of a rollout strategy for Micromem's MRAM technology, sourcing potential licensees and adopters of MRAM technology, and advising the Corporation's Board of Directors and senior management in connection with technology issues that play a key role in the development of a patent strategy.

"I'm pleased to join Micromem Technologies during this pivotal time in their company history," said Dr. Kuper, "and I look forward to assisting them through this next stage, from technology research and development, to preparing Micromem for introductions within the semi-conductor industry."

Dr. Kuper is a highly-regarded expert and independent consultant in the area of emerging technology. She is the founder of Versilant Nanotechnologies which won a NASA contract to make high strength composite materials. Versilant was nominated for an innovation award from the space agency for its ground breaking work in this area. Dr. Kuper has testified before the United States Senate Armed Services Subcommittee on Emerging Threats and Capabilities as a subject matter expert in nanotechnology. She has been featured in many publications, including Newsweek, Fortune Magazine, and the German venture magazine, Borseonline, as an expert in her field and a leading businesswoman. Dr. Kuper also co-teaches a first of its kind course at Temple University Fox School of Business, where she is an IT Fellow, on new technologies and business. She received her B.S. and Ph. D. in chemistry from Temple University, and completed a post-doctoral fellowship in the laboratories of Nobel Laureate Rich Smalley at Rice University in Houston, where she worked through a cooperative agreement with NASA at the Johnson Space Center.

About Micromem Technologies Inc.

Over the last five years, Micromem has been devoted to the development of MRAM technology. Once developed, this technology will be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be the company's first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among

Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of Excellence program. Micromem holds the first right to an exclusive, world-wide and perpetual sub-license for the use of the technology -. Permitted uses of the technology under the license shall consist of the use, development, design, manufacture, license, sub-license and sale of memory cells and data storage devices incorporating the technology exclusively throughout the world.

For further information, please contact Joseph Fuda, President and C.E.O., at tel. 1-877-388-8930.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.

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Schwartz Public Relations
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